EXHIBIT 5.1

                               GREENWIND NRG INC.
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland
                           Telephone +353 87 153 6399

                                  July 25, 2012

Russell Mancuso
Branch Chief
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Greenwind NRG Inc.
          Registration Statement on Form S-1
          Filed July 11, 2012
          File No. 333-178741

Dear Mr. Mancuso

     Thank you for your July 20, 2012 comment correspondence to the above referenced Registration Statement on Form S-1 for Greenwind NRG Inc. (the "Company"). The following is in response to your July 20, 2012 correspondence. Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No. 5 to the Company's Registration Statement.

MUCH OF THE PROSPECTUS HAS BEEN DRAFTED BY A DIRECTOR AND OFFICER OF THE COMPANY, PAGE 10

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3; HOWEVER, YOUR RISK FACTOR CAPTION AND TEXT CONTINUE TO STATE THAT THERE MAY BE ERRORS IN THE PROSPECTUS. IF YOUR PROCEDURES CRATE A MATERIAL RISK OF ERRORS IN YOUR REGISTRATION STATEMENT, IT REMAINS UNCLEAR WHY YOU BELIEVE IT IS APPROPRIATE FOR THE REGISTRATION STATEMENT TO BE DECLARED EFFECTIVE. IF THERE IS NOT A MATERIAL RISK OF ERROR IN YOUR REGISTRATION STATEMENT, IT IS UNCLEAR WHAT THE PURPOSE OF THE CAPTION AND LAST SENTENCE OF THIS RISK FACTOR IS. DID YOU MEAN INSTEAD TO DISCLOSE THAT, ALTHOUGH YOU BELIEVE THAT YOU NOW HAVE CORRECTED THE ERRORS IN THIS PROSPECTUS AND HAVE CHANGED YOUR PROCEDURES, THERE REMAINS A RISK THAT YOUR NEW PROCEDURES MIGHT NOT BE EFFECTIVE AND THUS YOU MIGHT INCUR MATERIAL LIABILITY FOR ERRORS IN FUTURE FILINGS? PLEASE CLARIFY.

     We have revised the risk factor to account to account that we believe any errors have been corrected in the current prospectus but that out procedures could carry the possibility of errors in future filings.

     If we do not file a registration statement, page 12

1. PLEASE ADDRESS THAT PART OF PRIOR COMMENT 5 THAT ASKED YOU TO DISCLOSE THE EFFECT OF THE AUTOMATIC REPORTING SUSPENSION PROVIDED IN SECTION 15(D) OF THE EXCHANGE ACT.
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     We have revised our risk factor to discuss the effect of the automatic reporting suspension provided in Section 15(d) of the Exchange Act.

IF WE DO NOT FILE A REGISTRATION STATEMENT ON FORM 8-A, PAGE 12

2. IN THE CAPTION AND TEXT OF THIS RISK FACTOR YOU REFER TO "NO LONGER" BEING SUBJECT TO THE PROXY STATEMENT REQUIREMENTS. PLEASE CLARIFY TO WHICH PROXY STATEMENT REQUIREMENTS YOU ARE LEADING INVESTORS TO BELIEVE YOU WILL BE SUBJECT BEFORE YOU REGISTER YOUR SECURITIES ON FORM 8-A. ALSO, PLEASE HIGHLIGHT THE CAPTION OF THIS RISK FACTOR WITH AT LEAST THE SAME PROMINENCE AS YOU HIGHLIGHT THE CAPTIONS OF THE OTHER RISK FACTORS IN YOUR PROSPECTUS.

     We have revised the risk factor to accurately state that we will not be subject to the proxy requirements without implying that we were subject to such previously.

     PLAN OF DISTRIBUTION; TERMS OF THE OFFERING, PAGE 18

3.   REGARDING YOUR RESPONSE TO PRIOR COMMENT 7:

     * PLEASE CLARIFY WHETHER THE ACCEPTANCE OF THE SUBSCRIPTION AGREEMENT AND FUNDS MENTIONED IN THE FIRST SENTENCE OF THE PENULTIMATE PARAGRAPH ON PAGE 19 IS THE SAME AS THE BOARD APPROVAL THAT YOU MENTION IN THAT PARAGRAPH;

     * PLEASE REVISE THE VAGUE TERM "SHORTLY AFTER" WITH MORE SPECIFIC INFORMATION. THE PERIOD OF TIME DURING WHICH YOU WILL HAVE INVESTORS' FUNDS BEFORE INVESTORS WILL HAVE RIGHTS AS SHAREHOLDERS REMAINS UNCLEAR.

     * PLEASE RECONCILE YOUR DISCLOSURE HERE THAT INVESTORS WILL HAVE RIGHTS OF SHAREHOLDERS AFTER THE BOARD APPROVES ISSUANCES AFTER RECEIPT OF PROCEEDS WITH YOUR STATEMENT IN EXHIBIT 99.1 THAT CLOSING WILL OCCUR ON THE DATE THAT YOU RECEIVE THE SUBSCRIPTION AGREEMENT AND PAYMENT.

     We have thoroughly revised the disclosure in the S-1 and the provision of
     Exhibit 99.1 to specify that we will aggregate proceeds and subscription agreements for a period of 30 days. Each 30 days, while the registration statement if effective, our board of directors will approve the subtractions and issue shares to the investors. This approval and share issuance will trigger rights of shareholders for the investors.

     PRODUCTS, PAGE 24

4.   PLEASE RECONCILE THE PRICES AND MARK UP PERCENTAGE DISCLOSED HERE AND IN
     EXHIBIT 10.3 WITH THE PRICE INFORMATION ON YOUR WEB SITE. IF YOU PLAN TO SELL PRODUCTS AT A LOSS, PLEASE ADDRESS THIS ISSUE IN YOUR RISK FACTORS AND MANAGEMENT'S DISCUSSION AND ANALYSIS. WE HAVE CLARIFIED THE DISCLOSURE ON PAGE 19 AS FOLLOWS:

     The prices on the website have been updated to match new product information from our supplier. We do not intend to sell products at a loss.

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LIQUIDITY AND CAPITAL RESOURCES, PAGE 25

5.   PLEASE UPDATE THE DISCLOSURE IN THIS SECTION

We have updated the disclosure in this section through April 30, 2012

RULE 144, PAGE 34

6. GIVEN THAT THE COMPANY AND ITS MANAGEMENT ARE IN POSSESSION OF THE FACTS RELATING TO YOUR DISCLOSURE, WE ARE UNABLE TO PROVIDE YOU ANY COMFORT REGARDING THE ACCURACY OF YOUR ANALYSES OR CONCLUSIONS IN YOUR RESPONSES TO OUR COMMENTS, INCLUDING IN YOUR RESPONSE TO PRIOR COMMENT 9 AND RELATED COMMENTS. WE REFER YOU TO THE ACKNOWLEDGEMENTS MENTIONED AT THE END OF THIS LETTER THAT MUST ACCOMPANY ANY REQUEST TO ACCELERATE THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT. HOWEVER, IF YOU INTEND TO TAKE THE POSITION THAT YOU CAN FACILITATE RESALES OF YOUR RESTRICTED SECURITIES - WHETHER BY REMOVING OR OMITTING RESTRICTIVE LEGENDS OR SIMILAR ACTIONS - IN RELIANCE ON RULE 144 BASED ON YOUR CONCLUSION THAT YOU ARE NOT AN ISSUER DESCRIBED IN RULE 144(I)(1)(I), PLEASE INCLUDE IN YOUR PROSPECTUS A RISK FACTOR TO EXPLAIN CLEARLY THE POTENTIAL RISKS OF BEING INCORRECT REGARDING YOUR STATUS UNDER RULE 144(I). ADDRESS THE POTENTIAL LIABILITY CREATED BY THE RISK THAT THE EXEMPTION FROM REGISTRATION ON WHICH YOU RELIED FOR THE INITIAL ISSUANCE OF THE RESTRICTED SECURITIES WAS NOT AVAILABLE BECAUSE THE PURCHASERS WERE UNDERWRITERS.

     We do not believe that we have stated that we will facilitate sales under Rule 144 for our shareholders either in the S-1 or in our responses to the commission. We were previously replying to the commission's contention that we are not a shell company in the context of how that would impact our shareholders selling under Rule 144. We are certainly willing to revise the S-1 as required, but in its current state, we do not believe that the disclosure on Rule 144 in any way asserts that we will facilitate legend removal or sales under Rule 144, but simply provides a breakdown of the various facets of the rule. Please advise as to how this disclosure should be amended to avoid the impression that we will facilitate sales or legend removals. Alternatively, we can remove the discussion on Rule 144 from the S-1 entirely.

Exhibit 5.1

7. WE WILL CONTINUE TO EVALUATE YOUR RESPONSE TO PRIOR COMMENT 11 AFTER YOU FILE THE REVISED OPINION.

     WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILING TO BE CERTAIN THAT THE FILING INCLUDES THE INFORMATION THE SECURITIES ACT OF 1933 AND ALL APPLICABLE SECURITIES ACT RULES REQUIRE. SINCE THE COMPANY AND ITS MANAGEMENT ARE IN POSSESSION OF ALL FACTS RELATING TO A COMPANY'S DISCLOSURE, THEY ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES THEY HAVE MADE.

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     *    NOTWITHSTANDING OUR COMMENTS, IN THE EVENT YOU REQUEST ACCELERATION OF
          THE EFFECTIVE DATE OF THE PENDING REGISTRATION STATEMENT PLEASE
          PROVIDE A WRITTEN STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

     * SHOULD THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, DECLARE THE FILING EFFECTIVE, IT DOES NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

     * THE ACTION OF THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, DOES NOT RELIEVE THE COMPANY FROM ITS FULL RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING; AND

     * THE COMPANY MAY NOT ASSERT STAFF COMMENTS AND THE DECLARATION OF EFFECTIVENESS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

Updated 5.1 has been filed as an Exhibit.

                                        Sincerely,

                                        Greenwind NRG Inc.


                                        /s/ James Sammon
                                        ----------------------------------------
                                        James Sammon

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